United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of June 2007

Companhia Vale do Rio Doce

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Companhia Vale do Rio Doce

Opinion Letter of Cleary Gottlieb Steen & Hamilton LLP, dated June 25, 2007

Opinion Letter of Machado, Meyer, Sendacz e Opice Advogados, dated June 25, 2007

Opinion Letter of Walkers, dated June 22, 2007

Signature Page

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-143857; and the Registration Statement on Form F-3 of Vale Capital Limited, File No. 333-143857-01.

Writer’s Direct Dial: (212) 225-2414

        E-Mail: ngrabar@cgsh.com

June 25, 2007

Companhia Vale do Rio Doce

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

Vale Capital Limited

87 Mary Street, Walker House

George Town, Grand Cayman, Cayman Islands

Ladies and Gentlemen:

We have acted as special United States counsel to Vale Capital Limited, a Cayman Islands limited liability exempted company (the “Company”), and Companhia Vale do Rio Doce, a Brazilian corporation, as guarantor (the “Guarantor”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (Nos. 333-143857 and 333-143857-01) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) of (i) US$1,295,732,300 aggregate principal amount of 5.50% Guaranteed Notes due 2010, Series RIO (the “Series RIO Notes”), together with guarantees of the Guarantor relating to the Series RIO Notes (the “Series RIO Guarantees”), to be issued under an indenture to be dated as of June 25, 2007 (the “Base Indenture”), among the Company, the Guarantor and The Bank of New York, as trustee (the “Trustee”), as supplemented by the first supplemental indenture to be dated as of June 25, 2007, among the Company, the Guarantor and the Trustee (the “First Supplemental Indenture” and, together with the Base Indenture, the “Series RIO Indenture”), and (ii) US$584,538,350 aggregate principal amount of 5.50% Guaranteed Notes due 2010, Series RIO P (the “Series RIO P Notes” and, together with the Series RIO Notes, the “Notes”), together with guarantees of the Guarantor relating to the Series RIO P Notes (the “Series RIO P Guarantees” and, together with the Series RIO Guarantees, the “Guarantees”), to be issued under the Base Indenture, as supplemented by the second supplemental indenture to be dated as of June 25, 2007, among the Company, the Guarantor and the Trustee (the “Second Supplemental Indenture” and, together with the Base Indenture, the “Series RIO P Indenture;” the Series RIO P Indenture and the Series RIO Indenture together are called herein the “Indentures”). The Series RIO Notes will be mandatorily converted to American

Companhia Vale do Rio Doce

Vale Capital Limited, p. 2

Depositary Shares (“Common Share ADSs”), each representing common shares, of the Guarantor (“Common Shares”). The Series RIO P Notes will be mandatorily converted to American Depositary Shares (“Preferred Share ADSs”), each representing preferred class A shares, of the Guarantor (“Preferred Shares”). Common Share ADSs are evidenced by American Depositary Receipts (“Common Share ADRs”) issued pursuant to the deposit agreement dated as of February 25, 2002 (the “Common Share Deposit Agreement”), among the Guarantor, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) and all holders from time to time of Common Share ADRs issued thereunder. Preferred Share ADSs are evidenced by American Depositary Receipts (“Preferred Share ADRs”) issued pursuant to the amended and restated deposit agreement dated as of September 28, 2006 (the “Preferred Share Deposit Agreement”), among the Guarantor, the Depositary and all holders from time to time of Preferred Share ADRs issued thereunder. Common Share ADSs, together with Preferred Share ADSs, are herein referred to as “ADSs,” Common Share ADRs, together with Preferred Share ADRs, are herein referred to as “ADRs” and Common Share Deposit Agreement and the Preferred Share Deposit Agreement together are called herein the “Deposit Agreements.”

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement and the documents incorporated by reference therein;

(b)	forms of the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture, including the forms of the global Notes and the Guarantees included therein;

(c)	a conformed copy of the Common Share Deposit Agreement, including the form of Common Share ADR attached thereto; and

(d)	a conformed copy of the Preferred Share Deposit Agreement, including the form of Preferred Share ADR attached thereto.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and the Guarantor and such other instruments and other certificates of public officials, officers and representatives of the Company and the Guarantor and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified (i) the accuracy as to factual matters of each document we have reviewed, (ii) that the Notes will be duly authenticated in accordance with the terms of the applicable Indenture, (iii) that the ADRs conform to the forms thereof that we have reviewed and (iv) that each of the Deposit Agreements constitutes the valid, binding and enforceable agreement of each of the parties thereto.

Companhia Vale do Rio Doce

Vale Capital Limited, p. 3

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1.       When the Indentures, the Notes and the Guarantees have been executed and delivered by the Company and the Guarantor in the forms thereof that we have examined and duly delivered to and paid for by the purchasers thereof in the manner described in the Registration Statement, the Notes will be valid, binding and enforceable obligations of the Company, entitled to the benefits of the applicable Indenture, and the Guarantees will be valid, binding and enforceable obligations of the Guarantor.

2.       Upon due issuance by the Depositary of Common Share ADRs evidencing Common Share ADSs against the deposit of Common Shares in respect thereof in accordance with the provisions of the Common Share Deposit Agreement upon conversion of the Series RIO Notes, such Common Share ADRs will be duly issued and the persons in whose names such Common Share ADRs are registered will be entitled to the rights specified therein and in the Common Share Deposit Agreement.

3.       Upon due issuance by the Depositary of Preferred Share ADRs evidencing Preferred Share ADSs against the deposit of Preferred Shares in respect thereof in accordance with the provisions of the Preferred Share Deposit Agreement upon conversion of the Series RIO P Notes, such Preferred Share ADRs will be duly issued and the persons in whose names such Preferred Share ADRs are registered will be entitled to the rights specified therein and in the Preferred Share Deposit Agreement.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company or the Guarantor, (a) we have assumed that the Company and the Guarantor and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company or the Guarantor regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience are normally applicable to general business entities in relation to the transactions of the type contemplated in the Indentures, the Notes and the Guarantees), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

We express no opinion as to the subject matter jurisdiction of any U.S. federal court to adjudicate any action relating to the Indentures, the Notes or the Guarantees where jurisdiction based on diversity of citizenship under 28 U.S.C. § 1332 does not exist.

Companhia Vale do Rio Doce

Vale Capital Limited, p. 4

In addition, we note that (a) the enforceability in the United States of the waiver in Section 1.14 of the Base Indenture by each of the Company and the Guarantor of any immunities from court jurisdiction and from legal process is subject to the limitations imposed by the U.S. Foreign Sovereign Immunities Act of 1976 and (b) the designation in Section 1.14 of the Base Indenture of the U.S. federal courts located in the Borough of Manhattan, City of New York as the venue for actions or proceedings relating to the Indentures, the Notes and the Guarantees is (notwithstanding the waiver in Section 1.14 of the Base Indenture) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. § 1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such actions or proceedings.

We express no opinion as to the enforceability of Section 10.8 of the Base Indenture relating to currency indemnity.

With respect to our opinions in paragraphs 2 and 3 above, we express no view on the Depositary’s or any other person’s title or other rights, if any, in or to the Common Shares or the Preferred Shares.

In addition, we note that the waiver of defenses relating to the Guarantees in Article 12 of the Base Indenture may be ineffective to the extent that any such defense involves a matter of public policy in New York (such as reflected in New York’s anti-champerty statute).

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm in the prospectus constituting a part of the Registration Statement and in the prospectus supplement related to the offering of the Notes and Guarantees under the headings “Validity of the Securities” and the “Validity of the Notes” as counsel for the Company and the Guarantor who have passed on the validity of the Notes being registered by the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very Truly Yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Nicolas Grabar
Nicolas Grabar, a Partner

MACHADO, MEYER, SENDACZ E OPICE

ADVOGADOS

ESCRITÓRIO CENTRAL - SÃO PAULO

AV. BRIG. FARIA LIMA, 3.144 - 11º ANDAR

01451 000 SÃO PAULO, SP, BRASIL

TEL. 55 11 3150-7000 • FAX 55 11 3150-7071

mmso@mmso.com.br

www.machadomeyer.com.br

BRASÍLIA • RIO DE JANEIRO • SALVADOR • PORTO ALEGRE • BELO HORIZONTE • NITERÓI • FORTALEZA • NOVA IORQUE

São Paulo, June 25, 2007.

To

Companhia Vale do Rio Doce

Avenida Graça Aranha

No. 26, 17th floor

200030 - Rio de Janeiro - RJ - Brazil

Vale Capital Limited

Walkers SPV Limited

Walker House, 87 Mary Street, George Town

Grand Cayman KY1-9002, Cayman Islands

Ladies and Gentlemen:

We have acted as special Brazilian counsel for Companhia Vale do Rio Doce (the “Guarantor”), a corporation organized and existing under the laws of Brazil, and for Vale Capital Limited (the “Company”), a company organized and existing under the laws of the Cayman Islands, in connection with the Company’s offering pursuant to a registration statement on Form F-3 (File Nos. 333-143857 and 333-143857-01) (the “Registration Statement”) of US$1,295,732,300 aggregate principal amount of 5.50% Guaranteed Notes due 2010, Series RIO (the “Series RIO Notes”) and of US$584,538,350 aggregate principal amount of 5.50% Guaranteed Notes due 2010, Series RIO P (the “Series RIO P Notes” and, when referred to together with the Series RIO Notes, the “Notes”), together with guarantees of the Guarantor relating to the Notes (the “Guarantees”), to be issued under an indenture dated as of June 25, 2007 (the “Base Indenture”), as supplemented by the first supplemental indenture dated as of June 25, 2007 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Series RIO Notes Indenture”) and by the second supplemental indenture dated as of June 25, 2007 (the “Second Supplemental Indenture” and, together with the Base Indenture, the “Series RIO P Notes Indenture;” the Series RIO P Notes Indenture and the Series RIO Notes Indenture together are called the “Indentures”) among the Company, the Guarantor and The Bank of New York, as trustee. The Series RIO Notes will be mandatorily converted to American Depositary Shares, each representing common shares of the Guarantor (“Common Shares”). The Series RIO P Notes will be mandatorily converted to American Depositary Shares, each representing preferred class A shares of the Guarantor (“Preferred Shares” and, when referred to together with the Common Shares, the “Shares”). The Notes and the Guarantees are collectively referred herein as the “Securities.” All capitalized terms used herein not otherwise defined shall have the meanings assigned to such terms in the Registration Statement.

MACHADO, MEYER, SENDACZ E OPICE	ADVOGADOS

2

1.       In rendering the opinions set forth below, we have examined copies of the documents listed below.

(i)	the Registration Statement;

(ii)	forms of the Base Indenture, the First Supplemental Indenture and the Second Supplemental Indenture;

(iii)	the consolidated and updated by-laws of the Guarantor as approved by the Ordinary and Extraordinary General Shareholders’ Meeting of the Guarantor held on April 27, 2007;

(iv)	the minutes of the Ordinary and Extraordinary General Shareholders’ Meeting of the Guarantor dated April 27, 2007, which, among other matters, approved the election of the members of the Guarantor’s Board of Directors;

(v)	the minutes of the meeting of the Board of Directors that appointed the current officers of the Guarantor;

(vi)	the minutes of the meeting of the Board of Directors of the Guarantor dated May 24, 2007 approving the delegation of power to the executive committee in connection with the issuance of the Securities and approving the issuance of the Securities; and

(vii)	the minutes of the meeting of the executive committee of the Guarantor dated June 18, 2007 approving the issuance of the Securities.

2.       We have also examined the originals or copies, certified or otherwise identified to our satisfaction, of all records, agreements, instruments and documents, and we have made such investigations of law, as we have deemed relevant or necessary as the basis for the opinions hereinafter expressed. For the purposes hereof, we have assumed the authenticity and completeness of all documents submitted to us as originals, the conformity to original documents and the completeness of all documents submitted to us in agreed form, certified copies, photocopies or by facsimile or electronic mail and the authenticity of the original where certified copies or photocopies have been submitted, the conformity to original documents and completeness of all documents received by us by facsimile transmission and the authenticity of the originals of such documents. We have, with your permission and without independent investigation, relied upon, and assumed the accuracy of, all such certificates, representations, writings and records (including the representations and warranties set forth in the Indentures). We have also assumed that:

(i)	no provision of the Indentures and of the Securities conflicts with the laws of any jurisdiction (other than Brazil); and

(ii)	at the time of the execution and delivery of the Indentures and of the Securities they will have been duly authorized pursuant to applicable law (other than Brazilian law).

3.       We have also assumed without any independent investigation or verification of any kind the validity, legality, binding effect and enforceability of the Indentures and of the Securities under the laws of (i) the State of New York; and (ii) the Cayman Islands, as the case may be.

2

MACHADO, MEYER, SENDACZ E OPICE	ADVOGADOS

3

4.       Furthermore, we have assumed (i) the due organization and valid existence of all parties (other than the Guarantor) to the Indentures under the laws of the countries of their respective incorporation; (ii) that the Indentures and the Securities will have been duly authorized, and validly executed and delivered by the parties thereto (other than the Guarantor); and (iii) that the performance thereof is within the capacity and powers of the parties thereto (other than the Guarantor).

5.       Based upon the foregoing and subject to the qualifications set forth herein, we are of the opinion that:

(i)	the Guarantor is a corporation duly organized and validly existing under the laws of Brazil;

(ii)	each of the Indentures has been duly authorized by the Guarantor;

(iii)	when the Indentures and Guarantees have been duly executed, authenticated, issued and delivered in accordance with their respective provisions and the provisions of the Indentures, in the case of the Guarantee, and in accordance with the applicable definitive underwriting agreement upon payment of the consideration therefor provided for therein, the Indentures and the Guarantee will be duly authorized, executed and delivered and will be valid and binding agreements of the Guarantor; and

(iv)	the Shares have been duly and validly authorized and issued and, when delivered upon conversion of the Notes in accordance with the terms of the Indentures, will be validly issued, fully paid and non-assessable.

6.       The foregoing opinions are subject to the following qualifications:

(i)	to ensure the enforceability or the admissibility in evidence of the Indentures and any other document required by any Brazilian court to be furnished: (a) the signatures of the parties thereto signing outside Brazil must be notarized; (b) the signature of the notary must be certified by a consular official of Brazil having jurisdiction to provide for such action;

(ii)	the Indentures and any other documents or instruments prepared in any other language than Portuguese (whether signed abroad or not) must be translated into Portuguese by a sworn translator and registered with the appropriate Registry of Deeds and Documents (for which translation and registration certain fees would apply). Such translation and registration may be effected immediately prior to any such enforcement or presentation;

3

MACHADO, MEYER, SENDACZ E OPICE	ADVOGADOS

4

(iii)	a final conclusive judicial decision for the payment of money rendered by any Federal or State Court in the City, County and State of New York in respect of the Indenture or of the Securities should be recognized in the courts of Brazil and such courts would enforce such judicial decision without retrial or re-examination of the merits of the original decision only if such judicial decision has been previously ratified by the Superior Court of Justice (Superior Tribunal de Justiça); such ratification is available only if: (a) the judicial decision fulfills all formalities required for its enforceability under the laws of the State of New York, (b) the judicial decision was issued by a competent court after proper service of process on the parties, which service of process must comply with Brazilian law or, after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law, (c) the judicial decision is not subject to appeal, (d) the judicial decision was authenticated by a Brazilian consulate in the State of New York, (e) the judicial decision was translated by a sworn translator registered in Brazil (f) the judicial decision is not against Brazilian national sovereignty, public policy or good morals;

(iv)	pursuant to the regulations of the Brazilian Central Bank relating to foreign exchange and capital, individuals and legal entities may enter into transactions for the purchase and sale of foreign currency, without limitation on amount, with due regard for the terms and conditions of the regulation and the validity of the specific transaction, based on the economic grounds and liabilities defined in the respective document. In accordance therewith, the Guarantor may remit funds in foreign currency to cover financial obligations assumed by offshore subsidiaries. Furthermore, pursuant to regulations of the Brazilian Central Bank, it is possible for the Brazilian guarantor to deposit the corresponding amount in Brazilian currency at a non-resident account held in Brazil by the foreign creditor, which would then be able to freely convert such funds into foreign currency for remittance abroad;

(v)	any amounts to be paid under the Guarantee in excess to the amounts provided for in such Guarantee or the Indentures, if any, will depend on the analysis of the legality and economic grounds by the Brazilian commercial bank chosen to implement the relevant foreign exchange control transactions or, as the case may be, pursuant to a special authorization to be obtained from the Central Bank of Brazil, which authorization will be granted at the Central Bank’s sole discretion;

(vi)	certain payments in U.S. Dollars by the Guarantor in connection with the Indentures or the Securities may be subject to the Guarantor obtaining the applicable authorization of the Central Bank of Brazil for remittance thereof;

(vii)	the enforceability of the Indentures or of the Securities is limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or other similar laws relating to or limiting creditors’ rights generally or by general equitable principles; and

(viii)	in case of bankruptcy, all credits denominated in foreign currency shall be converted into local currency at the exchange rate prevailing on the date the judge issues a decision declaring the bankruptcy, and the amount so determined shall be the amount so considered for any payments to creditors in the bankruptcy.

4

MACHADO, MEYER, SENDACZ E OPICE	ADVOGADOS

5

7.       We express no opinion as to any agreement, instrument or other document other than as specified in this letter.

8.       We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us in the prospectus constituting part of the Registration Statement and in any prospectus supplements related thereto under the captions “Enforcement of Civil Liabilities,” “Validity of the Securities” and “Validity of the Notes” as Brazilian counsel for the Company.

9.       We are qualified to practice law in Brazil only, and we do not express any opinion in respect of any laws of any other jurisdiction. This opinion is based upon and limited in all respects to the law applicable in Brazil as presently published, existing and in force.

10.       We expressly disclaim any responsibility to advise you or any other person who is permitted to rely on the opinions expressed herein as specified above of any development or circumstance of any kind including any change of law or fact that may occur after the date of this letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this letter. Accordingly, any person relying on this letter at any time should seek advice of its counsel as to the proper application of this letter at such time. This opinion may be relied upon, as of the date rendered, only by you and no other person may rely upon this opinion without our prior written consent.

Very truly yours,

/s/ Machado, Meyer, Sendacz e Opice Advogados
Machado, Meyer, Sendacz e Opice
Advogados

5

	22 June 2007	Our Ref: C1568-66962

CAYMAN ISLANDS BRITISH VIRGIN ISLANDS DUBAI HONG KONG JERSEY LONDON
Companhia Vale do Rio Doce

Vale Capital Limited

Dear Sirs:
	Ref:	Registration Statement on Form F-3 under the Securities Act of 1933, as amended, of Companhia Vale do Rio Doce and Vale Capital Limited.

We have acted as Cayman Islands special counsel to Vale Capital Limited (the “Company”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, in connection with the Company’s offering pursuant to a Registration Statement on Form F-3 (Registration No. 333-143857 and 333-143857-01) (the “Registration Statement”) filed by Companhia Vale do Rio Doce (“CVRD”), a corporation organized under the laws of the Federative Republic of Brazil, and the Company under the Securities Act of 1933, as amended (the “Securities Act”) with the United States Securities and Exchange Commission (the “SEC”) with respect to the issuance of US$1,295,732,300 5.50% Guaranteed Notes due 2010, Series RIO mandatorily convertible into American Depositary Shares, each representing one common share, without par value, of CVRD (the “Series RIO Notes”) and of US$584,538,350 aggregate principal amount of 5.50% Guaranteed Notes due 2010, Series RIO P mandatorily convertible to American Depositary Shares, each representing one preferred class A shares, without par value, of CVRD (the “Series RIO P Notes” and, when referred to together with the Series RIO Notes, the “Notes”), together with guarantees relating to the Notes (the “Guarantees”), to be issued under the Indentures (as defined below).

In rendering this opinion, we have reviewed:

1. the Registration Statement;

2. the Indenture to be dated 25 June 2007 among the Company, as issuer, CVRD, as Guarantor, and The Bank of New York, as Trustee (the “Base Indenture”);

3.      the First and the Second Supplemental Indentures to be dated 25 June 2007 among the Company, as issuer, CVRD, as Guarantor and The Bank of New York, as Trustee (together, the “Supplemental Indentures” and together with the Base Indenture, the “Indentures”);

4. the forms of the Global Notes and the guarantees relating to the Notes (the “Guarantees”);

5.      the preliminary prospectus supplement dated 18 June 2007, as filed with the SEC pursuant to Rule 424(b)(2) under the Securities Act and the related prospectus supplement dated 20 June 2007 as filed with the SEC pursuant to Rule 424(b)(2) under the Securities Act;

6.      the Terms Agreement dated 19 June 2007 entered into among the Company as issuer, CVRD as Guarantor and the underwriters named therein and the Underwriting Agreement Basic Provisions incorporated therein (the “Terms Agreement”); and

1

WALKERS	Page 2

22 June 2007

7. the Memorandum and Articles of Association of the Company in effect on the date hereof;

and we have made such inquiries and examined originals (or copies certified or otherwise identified to our satisfaction) of such documents, corporate records and other instruments and made such examination of the law as we have deemed necessary or appropriate to enable us to render this opinion. In such examinations, we have assumed the genuineness of all signatures, the legal capacity at all relevant times of any natural persons signing any documents, the authenticity of all documents submitted to us as originals, the conformity to authentic originals of all documents submitted to us as certified or true copies or as reproductions (including documents received by facsimile) and the truthfulness of all certificates of public officials and corporate officers. For the purposes of this opinion the Base Indenture, the Supplemental Indentures, the Notes, the Terms Agreement and the Guarantees and any other documents pursuant to which the Notes are constituted, offered or secured are collectively referred to as “Transaction Documents”.

In connection with this opinion, we have relied upon the following assumptions, which we have not independently verified:

1.      At the time of any offering of the Notes, (i) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and (ii) the Notes will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the appropriate prospectus supplement.

2.      There are no provisions of the laws of any jurisdiction outside the Cayman Islands which would be contravened by the execution or delivery of the Transaction Documents and that, in so far as any obligation expressed to be incurred under the Transaction Documents is to be performed in or is otherwise subject to the laws of any jurisdiction outside the Cayman Islands, its performance will not be illegal by virtue of the laws of that jurisdiction.

3. The Transaction Documents are within the capacity and powers of, and have been or will be duly authorized, executed and delivered by, each of the parties thereto (other than the Company).

4.      The choice of the laws of the jurisdiction selected to govern each of the Transaction Documents has been made in good faith and will be regarded as a valid and binding selection that will be upheld in the courts of that jurisdiction and all jurisdictions other than the Cayman Islands.

5.      All authorizations, approvals, consents, licenses and exemptions required by and all filings and other requirements of each of the parties to the Transaction Documents outside the Cayman Islands to ensure the legality and validity of the Transaction Documents have been or will be duly obtained, made or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied.

6. All conditions precedent contained in the Transaction Documents have been or will be satisfied or waived.

7. The copies of the Articles of Association, provided to us by the registered office of the Company are true, correct and current copies of the originals of the same.

2

WALKERS	Page 3

22 June 2007

8.      None of the parties to the Transaction Documents is a person, political faction or body resident in or constituted under the laws of any country which is currently the subject of United Nations sanctions (“Sanctions”) extended to the Cayman Islands by the Order of Her Majesty in Council. At this date, Sanctions currently extend to Iraq, Sierra Leone, Liberia, Somalia, Rwanda, Afghanistan, the Taliban (an Afghan political faction which calls itself the Islamic Emirate of Afghanistan) and The Democratic Republic of the Congo.

9. That the terms of the Transaction Documents (other than the Indentures) will not breach any provision of Cayman Islands law or any public policy of the Cayman Islands.

We are qualified to practice law solely in the Cayman Islands and express no opinion as to any laws or matters governed by any laws other than the laws of the Cayman Islands.

The opinions expressed herein are subject to the following qualifications:

1.      If any provision of the Transaction Documents is held to be illegal, invalid or unenforceable, severance of such provision from the remaining provisions will be subject to the discretion of the Cayman Islands courts.

2.      The effectiveness of terms of the Transaction Documents excusing any party from a liability or duty otherwise owed or indemnifying that party from the consequences of incurring such liability or breaching such duty are limited by law.

3. We express no opinion on the effectiveness of any term of the Transaction Documents purporting to restrict the ability of all the parties thereto to amend the terms of such Transaction Document.

Based upon and subject to the foregoing, we are of the opinion that:

1. The Company has been duly incorporated and is a validly existing exempted company with limited liability under the laws of the Cayman Islands.

2.      With respect to the Notes to be issued under the Indentures, when (i) the Indentures have been duly qualified under the Trust Indenture Act of 1939, as amended; (ii) the Transaction Documents and such Notes have been duly executed, authenticated, issued and delivered in accordance with their respective provisions and the provisions of the Indentures and in accordance with the applicable definitive underwriting or similar agreement approved by the Company Board upon payment of the consideration therefor provided for therein, such Notes will be duly authorized and validly issued.

We hereby consent to the use of our name in the prospectus constituting a part of the Registration Statement and in any prospectus supplements related thereto under the headings “Validity of the Securities” and “Validity of the Notes” as counsel for the Company who have passed on the validity of the Company Debt Securities being registered by the Registration Statement and to the reference to us under the heading “Enforcement of Civil Liabilities – Cayman Islands”, and to the use of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC thereunder.

3

WALKERS	Page 4

22 June 2007

This opinion letter is furnished solely for your benefit in connection with the aforementioned Registration Statement.

Yours faithfully,

/s/ Walkers WALKERS

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: June 25, 2007	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

5